SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                         Commission File Number__________

                           NOTIFICATION OF LATE FILING

(Check One): G Form 10-K G Form 11-K G Form 20-F : Form 10-Q G Form N-SAR
                                                   ---------

For Period Ended:  March 31, 1996

  Transition Report on Form 10-K             Transition Report on Form 10-Q
  Transition Report on Form 20-F             Transition Report on Form N-SAR
  Transition Report on Form 11-K

For the Transition Period Ended: _____________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        Part I -- Registrant Information



Full name of registrant  Citizens Utilities Trust

Former name if applicable



Address of principal executive office (Street and Number)

c/o Citizens Utilities Company, High Ridge Road

City, State and Zip Code Stamford, Connecticut 06905



                        PART II -- Rule 12b-25(b) and (c)



         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

G (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                              Part III -- Narrative



         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 on the due date for such report because the registrant believes that it is exempt from such filing in accordance with Staff Accounting Bulletin No. 53 and is awaiting confirmation of such belief.

PART IV -- Other Information



         (1) Name and telephone number of person to contact in regard to this notification

Jonathan H. Churchill                   (212)                 838-5600
(Name)                              (Area Code)             (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file under such report(s) been filed? If the answer is no, identify report(s).

                                       X Yes              No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                         Yes            X No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                         CITIZENS UTILITIES TRUST
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date _________________________      By ______________________________
                                              Robert J. DeSantis
                                              Vice President